GLOBAL PARTNERS LP

P.O. Box 9161

800 South Street

Waltham, Massachusetts 02454-9161

(781) 894-8800

June 1, 2010

VIA EDGAR & FACSIMILE TO (703) 813-6982

Sean Donahue

Division of Corporation Finance

United States Securities and Exchange Commission

100 F St, N.E.

Washington, D.C.  20549

Re:                               Global Partners LP et al.
Registration Statement on Form S-3
File No. 333-165789

Dear Mr. Donahue:

On behalf of Global Partners LP, GLP Finance Corp. and the additional registrants named in the above referenced Registration Statement (the “Registrants”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby request that the effective date of the above referenced Registration Statement on Form S-3 be accelerated to 2:00 p.m., Eastern time, on Friday, June 4, 2010, or as soon thereafter as practicable.

In addition, the Registrants represent to the Securities and Exchange Commission (the “Commission”) that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement, and the Registrants represent that they will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrants further acknowledge that the action of the Commission or the staff acting pursuant to delegated authority in declaring the Registration Statement effective does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

Please call the undersigned at (781) 398-4211 or Alan Baden of Vinson & Elkins LLP at (212) 237-0001 with any questions regarding this matter.

GLOBAL PARTNERS LP

By:	GLOBAL GP LLC
its General Partner

By:	/s/ EDWARD J. FANEUIL
Edward J. Faneuil
Executive Vice President, General Counsel and Secretary

GLOBAL OPERATING LLC

By:	GLOBAL PARTNERS LP

By:	GLOBAL GP LLC
its General Partner

By:	/s/ EDWARD J. FANEUIL
Edward J. Faneuil
Executive Vice President, General Counsel and Secretary

GLOBAL COMPANIES LLC GLOBAL ENERGY MARKETING LLC
CHELSEA SANDWICH LLC

By:	GLOBAL OPERATING LLC

By:	GLOBAL PARTNERS LP

By:	GLOBAL GP LLC
its General Partner

	By:	/s/ EDWARD J. FANEUIL
Edward J. Faneuil Executive Vice President, General Counsel and Secretary

GLP FINANCE CORP. GLOBAL MONTELLO GROUP CORP. GLEN HES CORP.

By:	/s/ EDWARD J. FANEUIL
Edward J. Faneuil
Executive Vice President, General Counsel and Secretary